Exhibit 99.1

ParaZero Conducts First U.S. Live Demonstration of DefendAir Net Launcher Following the Company’s SOF Week Exhibition 2026

Live DefendAir’s demonstration in Tampa, Florida showcased ability to intercept fast incoming FPV drones, achieving a 100% success rate at multiple scenarios

Kfar Saba, Israel, May 21, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems industry, today announced that it conducted its first live demonstration in the United States of the Company’s DefendAir net launcher system, following its participation at SOF Week 2026 in Tampa, Florida.

The demonstration was held for a select group of hand-picked defense and security stakeholders, including Tier-1 international and U.S.-based defense integrators, European special forces and law enforcement representatives, and U.S.-based distributors.

During the two-hour demonstration, ParaZero’s DefendAir system successfully intercepted multiple fast incoming FPV drone threats, achieving a 100% success rate throughout the demonstration. The event was designed to provide participants with a direct introduction to DefendAir’s operational capabilities and to support discussions regarding potential future procurement, integration, and deployment of DefendAir portable platforms and advanced autonomous applications.

DefendAir is ParaZero’s non-explosive, net-based counter-UAS interception solution, designed to provide defense, and security forces with a practical physical interception layer against hostile drones. The system utilizes a patent non-explosive mechanism to deploy a net that neutralize hostile drones and is intended for use across multiple configurations, including portable, vehicle-mounted, stationary, and autonomous drone-mounted applications.

“This first live demonstration of DefendAir in the United States marks an important milestone for ParaZero,” said Ariel Alon, CEO of ParaZero. “The level of interest we received from defense integrators, distributors, and operational users reflects the growing need for practical counter-drone interception solutions. This was our first U.S. live demonstration, and we view it as an important step in introducing DefendAir to key stakeholders in the U.S. and international defense markets.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

info@parazero.com | www.parazero.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The Company  is using forward-looking statements in this press release when it discusses potential future procurement, integration, and deployment of DefendAir portable platforms and advanced autonomous applications, the growing need for practical counter-drone interception solutions and in introducing DefendAir to key stakeholders in the U.S. and international defense markets. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR-IR

michal@efraty.com

info@parazero.com | www.parazero.com